UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 For the transition period from                      to

Commission file number 0-9692

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc., Profit Sharing and Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tellabs, Inc.
One Tellabs Center, 1415 W. Diehl Road, Naperville, IL 60563
(Address of principal executive office and zip code)

(630)798-8800
(Registrant’s telephone number, including area code)

TELLABS PROFIT SHARING AND SAVINGS PLAN

YEARS ENDED DECEMBER 31, 2004 AND 2003

Report of Independent Registered Public Accounting Firm

Administrative Committee
Tellabs Advantage Program

We have audited the accompanying statements of net assets available for benefits of the Tellabs Profit Sharing and Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. Tellabs Operations, Inc., (Tellabs), a wholly owned subsidiary of Tellabs, Inc., sponsors the Plan. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Washington, Pittman & McKeever, LLC
WASHINGTON, PITTMAN & MCKEEVER, LLC

Chicago, Illinois
June 16, 2005

EIN 36-3831568
Plan #001

TELLABS PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003

Assets
Plan's interest in the Master Trust	$224,588,131	$207,975,272
Participant loans	3,277,168	3,981,195
Employer contributions receivables	1,313,382	1,801,816

Net Assets Available for Benefits	$229,178,681	$213,758,283

See notes to financial statements.

EIN 36-3831568
Plan #001

TELLABS PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN
NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

Additions
Contributions:
Employer	$ 9,224,065	$ 8,630,523
Participants	12,200,136	13,427,566
Rollover	292,864	535,459

	21,717,065	22,593,548

Plan's net investment gain from the Master Trust	19,202,683	34,611,112
Interest on participant loans	203,888	321,159
Transfer from other plans	-	2,699,808

Total additions	41,123,636	60,225,627

Deductions
Distributions to participants	(25,711,389)	(30,868,363)
Forfeitures	8,151	(133,188)

Total deductions	(25,703,238)	(31,001,551)

Net increase	15,420,398	29,224,076

Net assets available for benefits:
Beginning of year	213,758,283	184,534,207

End of year	$ 229,178,681	$ 213,758,283

See notes to financial statements.

EIN 36-3831568
Plan #001

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	Description of Plan:

The following description of the Tellabs Profit Sharing and Savings Plan (the Plan) provides only general information. Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc. sponsors the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General

The Plan is a defined-contribution plan covering all United States employees of Tellabs Operations, Inc. and adopting affiliates (the Company or Employer) who are age 18 or older and are otherwise eligible under the Plan. Effective July 1, 2003, eligible employees of the Company can participate in the Plan as soon as administratively possible after completing one hour of service. Prior to July 1, 2003, to be eligible for Company matching and profit-sharing contributions, employees had to have been employed by the Company for at least nine continuous months and have completed 1,000 hours of service in a 12-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan administrator maintains all necessary records and determines participant eligibility. Plan assets are held in a trust and are managed by a Trustee appointed by the Company.

The Plan participates in the Tellabs Advantage Program trust (the Master Trust) along with the Tellabs Retirement Plan.

Effective November 3, 2003, the Vivace Networks, Inc. 401(k) Plan merged into the Plan.

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	Description of Plan (Continued):

b.	Contributions

Each year, participants may elect to contribute, on a before-tax basis, between 1% and 50% (20% prior to January 1, 2003) of their eligible annual compensation. For 2004 and 2003, the Company contributed to the Plan an amount equal to each eligible participant’s before-tax contribution, limited to 4% (3% prior to July 1, 2003) of the participant’s eligible compensation for the year (the Matching Contribution). In addition, prior to July 1, 2003, the Company contributed quarterly, 0.5% of each eligible participant’s eligible compensation (the Profit Sharing Contribution). Participants had to be employed on the last day of the quarter to be eligible for the Profit Sharing Contribution. Effective on July 1, 2003, the Company Profit Sharing Contribution was discontinued. The full amount of the Company’s Profit Sharing Contribution, $0 and $828,553 in 2004 and 2003, respectively, is automatically invested in the Tellabs, Inc. Stock Fund. Participants may not transfer their Profit Sharing Contribution balances from the Tellabs, Inc. Stock Fund until attaining age 55. Effective July 1, 2003, participants can direct Company contributions into any of the funds.

The Company’s Board of Directors may authorize additional discretionary contributions to the Plan, and in 2003 it did so in the form of a contribution equal to the value of the participant’s forfeited vacation time (up to one week), based on 75% of total pay, as defined. This amount is subject to the same investment and vesting rules as the Profit Sharing Contribution. The Vacation Rollover contribution is made in the calendar year following the year in which the forfeiture would have occurred. Vacation Rollover contributions for employees eligible under the Deferred Income Plan (DIP) are credited to their DIP account per the Deferred Income Plan Document and not the Profit Sharing Plan per the Tellabs Advantage Program Plan Document. The Company contributed approximately $479,000 as Vacation Rollovers for the plan year 2003.

Effective July 1, 2003, a Discretionary Company Contribution was instituted. This contribution is declared by the Board of Directors and is funded entirely by the Company. The amount of the contribution is based on a percent of eligible pay for a specific period of time as declared by the Board of Directors. All regular active employees employed on the last day of the declared period of time are immediately eligible to receive this contribution and the investment of these funds follows the participants’ elections on file for the Program. This contribution is 100% vested.

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	Description of Plan (Continued):

In 2004 the Board of Directors declared a 2% Discretionary Company Contribution for each quarter. In 2003 the Board of Directors declared a 2% discretionary company contribution for the third and fourth quarters. All eligible employees actively employed on September 30, 2003 received the 2% third quarter contribution and all eligible employees actively employed on December 31, 2003 received the 2% fourth quarter contribution.

c.	Participants' Accounts

The Plan administrator maintains an account in the name of each participant, which reflects the participant’s share of the Employer contributions, participant contributions, and the participant’s share of earnings or losses of the respective investment funds. Prior to July 1, 2003, forfeited balances of terminated participants’ nonvested Profit Sharing Contributions, plus actual earnings thereon are used to reduce future Company contributions. The balance of forfeited nonvested Profit Sharing Contributions was not material as of December 31, 2003.

d.	Vesting

Participants are immediately vested in their contributions and the Company Matching Contribution and the Discretionary Company Contribution, plus actual earnings thereon. Effective July 1, 2003, all participants actively employed by Tellabs on or after April 1, 2003 are immediately vested in their Profit Sharing account.

e.	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 (or less if the participant demonstrates financial hardship) up to a maximum of $50,000, subject to provisions as outlined in the Plan document. Interest rates are commensurate with local prevailing rates, as determined by the Administrative Committee. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the participant’s account.

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	Description of Plan (Continued)

f.	Payment of Benefits

If the participant’s vested account balance does not exceed $5,000, the participant’s vested account balance will be distributed in a lump-sum payment.

Effective February 1, 2002, upon termination of service, retirement, disability, or death, participants may receive only a lump-sum amount equal to the vested value of their accounts (excluding Ocular Plan accounts) or an annuity.

g.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts and the assets of the Plan will be liquidated and promptly distributed to each participant or beneficiary.

2.	Summary of Significant Accounting Policies:

a.	Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting and in conformity with accounting principles generally accepted in the United States of America.

b.	Investment Valuation

The Plan’s beneficial interest in the Master Trust represents the Plan’s share of the Master Trust’s investments stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Master Trust at year-end. Investments in common stock are valued at the closing exchange prices reported by the New York Stock Exchange. The market value for short-term investments is cost, which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

2.	Summary of Significant Accounting Policies (Continued)

The Plan’s percentage interest in the net assets of the Master Trust as of December 31, 2004 and December 31, 2003 was approximately 80% and 76%, respectively. Investment income (loss) is allocated to participating plans on a basis which reflects their weighted participation in the investment funds of the Master Trust.

c.	Administrative Costs

All administrative costs beyond the recordkeeping costs are paid by the Company. Recordkeeping costs are credited via the 12(b)1 fees associated with the various funds.

d.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

e.	Reclassification

Certain accounts in the 2003 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2004 financial statements. These reclassifications have no effect on the net assets as reported at December 31, 2003.

3.	Investment in Master Trust:

Participants have the option of investing all or a portion of their accounts (other than the Profit Sharing Contribution which was automatically allocated to the Tellabs, Inc. Stock Fund prior to July 1, 2003) in any of the investment fund options offered by the Plan. On a daily basis, participants have the option of changing the allocation of future contributions or transferring all or a portion of their existing account balances among the investment funds, subject to any trading restrictions imposed by the investment funds.

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

3.	Investment in Master Trust (Continued):

The following table presents assets held by the Master Trust at December 31, 2004 and December 31, 2003:

	2004	2003

Investments at fair value as determined by quoted market price
Registered investment company funds:
American Funds Group - American
Balanced Fund	$ 33,784,820	$ 33,248,223
Barclays Equity Index Fund	17,274,548	16,002,888
Fidelity Contra Fund	34,819,242	30,315,494
American Funds Group - EuroPacific
Growth Fund	31,572,570	26,371,644
American Century Ultra Investors Fund	27,341,565	26,511,802
Washington Mutual Investors Fund	28,323,372	27,048,880
AIM Small Cap Growth Fund	7,042,411	7,465,633
Artisan Small Cap Value Fund	12,904,610	7,758,793
PIMCO Total Return Fund	13,139,466	13,689,905
Equity:
Tellabs, Inc. common stock	34,023,397	30,505,337

	240,226,001	218,918,599
Investments at estimated fair value
Money market funds:
SSGA Money Market Fund	21,913,109	24,949,987
ABN AMRO Income Plus Fund	18,375,789	21,017,583
Northern Trust Short-Term Investment Fund	178,620	-

	40,467,518	45,967,570
401(h) account - Short-Term Investment Fund	8,642,132	8,533,365

Total investments	289,335,651	273,419,534
Accrued income	126,426	122,506
Accounts receivable - due from brokers	-	217,110

Assets	$289,462,077	$273,759,150

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

3.	Investment in Master Trust (Continued):

The investment income of the Master Trust for the years ended December 31, 2004 and December 31, 2003 is summarized as follows:

	2004	2003

Interest and dividend income	$ 3,098,052	$ 3,275,824
Interest income - 401(h) account	108,767	72,124
Net realized and unrealized appreciation
in fair value of investments
Registered investment companies	20,437,240	36,059,661
Tellabs, Inc. common stock	938,596	4,775,470

Total net appreciation	21,375,836	40,835,131

	$ 24,582,655	$ 44,183,079

4.	Nonparticipant-Directed Investments:

Information about the net assets as of December 31, 2004 and December 31, 2003 and the significant components of the changes in net assets for the years then ended, relating to the nonparticipant-directed investments is as follows:

	2004	2003

Investments, at fair value:
Tellabs, Inc. common stock	$ 4,867,882	$ 4,839,849

Changes in net assets:
Interest and dividend income	$ -	$ -
Net realized and unrealized appreciation
in fair value of investments	114,688	763,437
Employer contributions	479,390	1,464,837
Distributions	(552,478)	(810,841)
Interfund transfers	(13,567)	(20,679)

	$ 28,033	$ 1,396,754

TELLABS PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

5.	Reconciliation to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2004	2003

Net assets available for benefits per the
financial statements	$229,178,681	$ 213,758,283
Amounts allocated to withdrawn participants	-	-

Net assets available for benefits per Form 5500	$229,178,681	$ 213,758,283

6.	Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated December 10, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the Code), and, therefore, the related Master Trust is exempt from taxation. The Plan has been amended and restated since receiving the determination letter and has not applied for a new determination letter. However, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Supplemental Schedule

EIN 36-3831568
Plan #001

TELLABS PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2004

Identity of Issuer	Current Value

Participant loans (interest range 5.0% - 5.75%)	$ 3,277,168

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc., Profit Sharing and Savings Plan

/s/ James A. Dite
James A. Dite
Vice President and Controller
(Principal Accounting Officer)

June 23, 2005
(Date)

EXHIBITS

The following exhibit is being filed with this Annual Report on Form 11-K:

Number	Description

23	Consent of Washington, Pittman & McKeever, LLC